SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Xerox Holdings Corporation
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

98421M 106
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
4,691,218

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
4,691,218

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,691,218

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.12%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,691,218

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,691,218

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,691,218

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.12%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
4,691,218

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
4,691,218

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,691,218

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.12%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
7,634,314

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
7,634,314

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,634,314

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.45%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98421M 106

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
7,634,314

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
7,634,314

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,634,314

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.45%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
11,130,555

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
11,130,555

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,130,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 5.03%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
11,130,555

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
11,130,555

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,130,555

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,764,869

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,764,869

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,764,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.48%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,764,869

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,764,869

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,764,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.48%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,764,869

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,764,869

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,764,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.48%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,764,869

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,764,869

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,764,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.48%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,764,869

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,764,869

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,764,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.48%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 98421M 106

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
23,456,087

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
23,456,087

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,456,087

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.60%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

This amendment No. 19 to Schedule 13D relates to the Schedule 13D filed on November 23, 2015 for Xerox Corporation (as previously amended, the “Schedule 13D”) by the Reporting Persons. On March 7, 2019, Xerox Corporation announced plans to create a new public holding company, Xerox Holdings Corporation, a New York corporation (the “Issuer”), by implementing a holding company reorganization (the “Reorganization”). Upon completion of the Reorganization on July 31, 2019, the Issuer became the successor issuer to Xerox Corporation pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 19 to Schedule 13D is being filed to report an increase in the Reporting Persons’ beneficial ownership percentage solely due to a decrease in the number of Shares outstanding, and not as a result of any acquisition of Shares by the Reporting Persons.

Item 1.  Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

This statement relates to the shares of Common Stock, $1 par value (“Shares”), of the Issuer. The address of the principal executive offices of the Issuer is P.O. Box 4505, 201 Merritt 7, Norwalk, Connecticut 06851-1056.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

The disclosure set forth below in Item 4 is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On July 31, 2019, Xerox Corporation and the Issuer completed the Reorganization. Accordingly, the Reporting Person’s shares of Xerox Corporation’s common stock converted into the same number of Shares in the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 23,456,087 Shares, representing approximately 10.60% of the Issuer's outstanding Shares (based upon the 221,283,933 Shares stated to be outstanding as of July 31, 2019 by the Issuer in the Issuer’s Quarterly Report, filed with the Securities and Exchange Commission on August 6, 2019).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2019

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 19 to Schedule 13D – Xerox Holdings Corporation]